Exhibit (a)(1)(ix)
July 3, 2008
To Toll Brothers Employees Eligible for the Stock Option Exchange Program:
There are just 14 days left for you to make your election to participate in the Toll Brothers Stock Option Exchange Program. The offer is scheduled to end at 5:00 p.m. EDT on Thursday, July 17, 2008. To participate in the Exchange Program, you must submit your Election Form by that deadline.
You should have received a set of materials explaining the Exchange Program and how to elect to exchange your eligible options, as well as personalized information about your eligible options. Please read the materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate. If you choose to exchange your options, please be sure you submit your Election Form to Toll Brothers, Inc. by (1) fax to: (215) 938-8344, (2) mail to: Toll Brothers, Inc., 250 Gibraltar Road, Horsham, PA 19044, Attn: 2-South, Investor Relations, or (3) scanning the form and e-mailing it to: OptionExchange@tollbrothersinc.com. DO NOT send Election Forms via inter-office mail. Election Forms must be received before 5:00 p.m. EDT on Thursday, July 17, 2008.
If you have questions about the Exchange Program, you may send an e-mail to: OptionExchange@TollBrothersInc.com or call (215) 938-5196. There will be the capacity to leave a voice message on this extension.
The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.
Eligible employees may obtain, free of charge, a written copy of the offering memorandum and other materials by calling Toll Brothers, Inc. at (215)938-5196 or sending an e-mail to OptionExchange@tollbrothersinc.com.